UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

ACT ICA 22(e)
SECTION
RULE
PUBLIC
AVAILABILITY 6/5/02

June 21, 1991

Catherine L. Heron
Vice President - Tax and Pension
Investment Company Institute
1600 M Street, N.W.
Washington, D.C. 20036

Dear Ms. Heron:

In response to your request, this letter sets forth the position of the staff of the Division of Investment Management on the liquidity of municipal lease obligations. As you know, a Commission guideline generally requires an open-end investment company to limit its investments in illiquid securities to not more than ten percent of its net assets (the "ten percent test"). The staff administers this guideline in its review of investment company disclosure documents. Last year, the staff took the position that municipal lease obligations are always illiquid securities for purposes of the ten percent test. Recently, the staff modified its position. This modified position recognizes that, in certain circumstances, it may be appropriate to view municipal lease obligations as liquid securities.

An open-end investment company may make the determination to treat municipal lease obligations as liquid under guidelines established by the board of directors. Determinations concerning the liquidity and appropriate valuation of a municipal lease obligation should be made based on all relevant factors. These factors may include, among others: (1) the frequency of trades and quotes for the obligation; (2) the number of dealers willing to purchase or sell the security and the number of other potential buyers; (3) the willingness of dealers to undertake to make a market in the security; and, (4) the nature of the marketplace trades, including, the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer.

Factors unique to municipal lease obligations also should be considered. A fund should not deem a municipal lease obligation to be liquid unless there is reasonable assurance that its marketability, and thus its liquidity, will be maintained throughout the time the instrument is held by the fund. For example, the continued marketability of a municipal lease obligation generally will depend upon the willingness of the municipality to continue, annually or biannually, to appropriate funds for payment of the lease. How likely or remote an event of nonappropriation is will depend upon factors related to the general credit quality of the municipality and the essentiality to the municipality of the property covered by the lease.

In evaluating the credit quality of a municipal lease obligation, nationally recognized statistical rating organizations generally consider: (1) whether the lease can be cancelled; (2) what assurance there is that the assets represented by the lease can be sold; (3) the strength of the lessee's general credit (e.g., its debt, administrative, economic, and financial characteristics); (4) the likelihood that the municipality will discontinue appropriating funding for the leased property because the property is no longer deemed essential to the operations of the municipality (e.g., the potential for an "event of nonappropriation"); and, (5) the legal recourse in the event of failure to appropriate.

The staff believes that it may be imprudent to treat an unrated municipal lease obligation as liquid for the purpose of the ten percent test unless a fund can perform an analysis of factors similar to those performed by the rating agencies and reasonably conclude that the obligation is liquid. Of course, the analysis also must support the conclusion that an unrated municipal lease obligation meets the credit quality standards required by the fund's policies.

The board of directors of an investment company may adopt guidelines and delegate to the investment adviser the daily functions of determining and monitoring the liquidity of the municipal lease obligations held in the fund's portfolio. In all cases, however, the responsibility to retain sufficient oversight in the making of such determinations is that of the board.

A fund that invests, or intends to invest, more than five percent of its net assets in municipal lease obligations that the board of directors determines to be liquid should disclose in its prospectus the factors considered by the board in making these determinations. This disclosure can be added through the "sticker" process under Rule 497 under the Securities Act of 1933. I hope these comments are helpful.

Sincerely,

Carolyn B. Lewis
Assistant Director